SilverCrest Announces Closing of Strategic Investment by SSR Mining and Exercise of Warrants

TSX–V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – December 10, 2018 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce that it has closed its private placement with SSR Mining Inc. (“SSRM”) previously announced on November 29, 2018.

SSRM purchased 8,220,645 common shares of the Company at a price of C$3.73 per share for a total investment of C$30,663,006 in a non–brokered private placement financing. The common shares issued pursuant to the private placement have a statutory hold period of four months and one day expiring April 8, 2019. The private placement remains subject to final approval of the TSX Venture Exchange.

SilverCrest is also pleased to announce that it has received proceeds of C$7,375,755 as a result of the exercise of 2,458,585 previously issued common share purchase warrants (the “Warrants”). Each Warrant was exercisable for one common share at a price of C$3.00. One–half Warrant was issued with each common share in the Company’s bought deal financing completed on December 6, 2016, and expired on December 6, 2018.

With the warrant exercise and the closing of the private placement with SSRM, SilverCrest has C$46 million of cash and is in a robust financial position to advance the Las Chispas Project in Sonora, Mexico.

The Company expects to be fully funded to complete the following work on the Las Chispas Project in 2019: 1) a resource update in Q1, 2019, 2) completion of a Preliminary Economic Assessment (“PEA”) in Q1, 2019, 3) the construction of an exploration decline and drifting into the high–grade Area 51 zone of the Babicanora Vein, 4) an aggressive infill and expansion drilling program to upgrade and potentially increase the high–grade precious metal resource, and 5) with a positive PEA, a Pre–Feasibility Study by the end of 2019.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value–added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high–grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill–test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD–LOOKING STATEMENTS

This news release contains “forward–looking statements” within the meaning of Canadian securities legislation. Such forward–looking statements concern the intended use of proceeds. Such forward–looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward–looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward–looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward–looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Michael Rapsch, VP Corp.
Communications
	Telephone:	+1 (604) 694–1730
	Fax:	+1 (604) 357–1313
	Toll Free:	1–866–691–1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.